UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM T-3

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES

UNDER THE TRUST INDENTURE ACT OF 1939

LIGHT S.A. – EM RECUPERAÇÃO JUDICIAL and the subsidiaries named herein
(Names of Applicant)

Avenida Marechal Floriano, 168, Centro Rio de Janeiro, RJ 20080-002 Brazil (Address of principal executive offices)
Securities to be Issued Under the Indentures to be Qualified

Title of Class	Amount
4.210% Notes due 2032 issued by Light Serviços de Eletricidade S.A.	Up to $194,000,000
2.260% Notes due 2037 issued by Light Serviços de Eletricidade S.A.	Up to $103,000,000
4.375% Notes due 2026 issued by Light Energia S.A.	Up to $220,000,000
Units due 2027 issued by Light S.A. – em Recuperação Judicial	Up to $104,500,000
Notes due 2039 issued by Light S.A. – em Recuperação Judicial	Up to $4,000,000

Approximate date of proposed offering:

On or before December 20, 2024

Name and address of agent for service:	With a copy to:

Cogency Global Inc. 122 East 42nd Street, 18th Floor New York, NY 10168	John Guzman White & Case LLP Av. Brig. Faria Lima, 2.277, 4th floor São Paulo, SP 01452-000 +55(11) 3147-5607

The Applicant hereby amends this Application for Qualification on such date or dates as may be necessary to delay its effectiveness until: (i) the 20th day after the filing of an amendment which specifically states that it shall supersede this Application for Qualification, or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, may determine upon the written request of the Applicant.

 GENERAL

1.	General Information.

Applicant	Form of Organization	Jurisdiction of Incorporation
Light S.A. – em Recuperação Judicial (“Light”)	Corporation (sociedade anônima)	Brazil
Light Serviços de Eletricidade S.A. (“Light SESA”)	Corporation (sociedade anônima)	Brazil
Light Energia S.A. (“Light Energia”)	Corporation (sociedade anônima)	Brazil

Light SESA and Light Energia are wholly-owned subsidiaries of Light, with their registered office located at Avenida Marechal Floriano, 168, Centro, Rio de Janeiro, RJ, 20080-002, Brazil. With respect to the Light SESA 1st Lien Indenture and Light SESA 2nd Lien Indenture (as defined below), Light will act as guarantor (the “Guarantor”). Light, Light SESA and Light Energia are herein collectively referred to as the “Applicants.”

2.	Securities Act exemption applicable.

On May 12, 2023, Light filed for judicial reorganization (recuperação judicial) (the “RJ Proceeding”) with the 3rd Business Court of Judicial District of the Capital of the State of Rio de Janeiro (the “RJ Court”), based on Brazilian Bankruptcy Law No. 11,101/2005 (the “Brazilian Bankruptcy Law”), which filing had been approved by Light’s Board of Directors on May 18, 2024. On May 29, 2024, creditors of Light approved Light’s judicial reorganization plan (the “Restructuring Plan”) at the general creditors’ meeting. The Restructuring Plan was confirmed by the RJ Court on June 18, 2024.

The Restructuring Plan provides for, among other things, the issuance of the following securities:

(i)	the issuance of dollar-denominated, New York law-governed 4.375% Notes due 2026 (the “Light Energia Notes”), to be issued by Light Energia pursuant to an indenture (the “Light Energia Notes Indenture”);

(ii)	the issuance of dollar-denominated, New York law-governed Units, which consist of: (a) notes due 2027 issued by the Light and effective only after a separation date (the “Underlying Notes”); and (b) one global warrant (the “Global Warrant” and, together with the Underlying Notes, the “Underlying Securities”), representing Brazilian warrants issued by the Light concurrently with the issuance of these Units, entitling the holders thereof to purchase common stock, which will be delivered in the form of Level 1 ADRs issued by Light (the “Units”), to be issued pursuant to an indenture (the “Units Indenture”);

(iii)	the issuance of dollar-denominated, New York law-governed Notes due 2039 (the “Default Option Notes”), to be issued by Light pursuant to an indenture (the “Default Option Notes Indenture”);

(iv)	the issuance of dollar-denominated, New York law-governed 4.210% Notes due 2032 (the “Light SESA 1st Lien Notes”) to be issued by Light SESA pursuant to an indenture (the “Light SESA 1st Lien Notes Indenture”); and

(v)	the issuance of dollar-denominated, New York law-governed 2.260% Notes due 2037 (the “Light SESA 2nd Lien Notes” and, collectively with the Light Energia Notes, Units, Default Option Notes and Light SESA 1st Lien Notes, the “Securities”) to be issued by Light SESA pursuant to an indenture (the “Light SESA 2nd Lien Notes Indenture” and, collectively with the Light Energia Notes Indenture, Units Indenture, Default Option Notes Indenture and Light SESA 1st Lien Notes Indenture, the “Indentures”).

The Bank of New York Mellon will act as trustee (the “Trustee”) under each Indenture. This Application has been filed to qualify each Indenture.

The Securities and related guarantees are expected to be issued on or before December 20, 2024 (the “Closing Date”) and in reliance upon an exemption from registration under Section 1145(a) of Chapter 11 of Title 11 of the United States Code (the “Bankruptcy Code”). Generally, Section 1145(a)(1) of the Bankruptcy Code exempts the offer and sale of securities under a bankruptcy plan of reorganization from registration under the Securities Act of 1933, as amended (the “Securities Act”) and under equivalent state securities and “blue sky” laws if the following requirements are satisfied: (1) the securities are issued under a plan of reorganization by the debtor (or its successor), or an affiliate of the debtor that is participating in the plan with the debtor, (2) the recipients of the securities hold a claim against the debtor, an interest in the debtor or a claim for an administrative expense against the debtor and (3) the securities are issued entirely in exchange for the recipient’s claim against or interest in the debtor or are issued “principally” in such exchange and “partly” for cash or property. We have requested the United States Bankruptcy Court for the Southern District of Texas (the “Bankruptcy Court”), pursuant to Section 1521(a)(7) of the Bankruptcy Code, to issue an order (the “Court Order”) exempting the issuance of the Securities and related guarantees from registration pursuant to Section 1145(a) of the Bankruptcy Code. The Bankruptcy Court granted the Court Order on November 12, 2024.

AFFILIATIONS

3.	Affiliates.

The following diagram sets forth the affiliates of the Applicants as of the date hereof.

MANAGEMENT AND CONTROL

4.	Directors and executive officers.

The following tables set forth the name and office of all directors and executive officers of the Applicants as of the date hereof. The mailing address for each of the officers and directors listed below is Avenida Marechal Floriano, 168, Centro, Rio de Janeiro, RJ, 20080-002, Brazil.

Light

Name	Position
Hélio Calixto da Costa	Chairman (Director)
Firmino Ferreira Sampaio Neto	Deputy Chairman (Director)
Abel Alves Rochinha	Director
Hélio Paulo Ferraz	Director
Nelson Sequeiros Rodriguez Tanure	Director
Pedro de Moraes Borba	Director
Raphael Manhães Martins	Director
Karla Maciel Dolabella	Director
Luiz Paulo de Amorim	Director
Alexandre Nogueira Ferreira	Chief Executive Officer
Rodrigo Tostes Solon de Pontes	Chief Financial and Investor Relations Officer
Carlos Vinicius de Sá Roriz	Officer
Renata Yamada Bürkle	Officer
Rodrigo Ribeiro Pereira Brandão	Officer

Light SESA

Name	Position
Alexandre Nogueira Ferreira	Chairman (Director)
Renata Yamada Burkle	Deputy Chairman (Director)
Eduardo Xavier Rodrigues	Director
Rodrigo Tostes Solon de Pontes	Director
Rodrigo Ribeiro Pereira Brandão	Chief Executive Officer
Rodrigo Tostes Solon de Pontes	Chief Investor Relations Officer
Carlos Vinicius de Sá Roriz	Officer

Light Energia

Name	Position
Alexandre Nogueira Ferreira	Chairman (Director)
Renata Yamada Burkle	Deputy Chairman (Director)
Eduardo Xavier Rodrigues	Director
Rodrigo Ribeiro Pereira Brandão	Director
Rodrigo Tostes Solon de Pontes	Director
Carlos Vinicius de Sá Roriz	Chief Executive Officer
Rodrigo Tostes de Solon Pontes	Chief Investor Relations Officer

5.	Principal owners of voting securities.

Name	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned(3)
WNT Gestora de Recursos Ltda.(1)	Common Shares	130,493,600	35.027%
Samambaia Master FIA Investimento no Exterior BDR Nível 1(2)	Common Shares	74,548,846	20.010%
Santander PB Fundo de Investimentos (3)	Common Shares	37,863,402	10.163%

(1)	The mailing address of WNT Gestora de Recursos Ltda. is Av. Brig. Faria Lima, 3477, Tower B, 8th floor, Itaim Bibi, São Paulo, Brazil, zip code 04538-133.
(2)	The mailing address of Samambaia Master FIA Investimento no Exterior BDR Nível 1 is Rua Ururai, 111 Floor Level, Tatuapé, São Paulo, Brazil, zip code 03084-010.
(3)	The mailing address of Santander PB Fundo de Investimentos is Av. Presidente Juscelino Kubitschek, 2041/2235, Bloco A, Vila Olímpia, São Paulo, Brazil, zip code 04543-011.

UNDERWRITERS

6.	Underwriters.

(a)	Persons acting as underwriters within the last three years:

None.

(b)	The Applicants have not, and will not, engage any underwriter in connection with the Restructuring Plan or the Securities to be issued under the Indentures.

CAPITAL SECURITIES

7.	Capitalization.

(a)	The following table sets forth the amount authorized and amount outstanding of each class of the Applicants’ securities as of the date hereof.

	Amount Authorized	Amount Outstanding
Title of Class:(1)
Light	1,648,997,653 common shares	372.555.324 common shares
Light Energia	77,421,581 common shares	77,421,581 common shares
Light SESA	699,383,780,916 common shares	699,383,780,916 common shares

(1)	The holders are entitled to vote on all matters submitted to a vote of the shareholders, with each share being entitled to one vote.

	Initial Amount		Amount Outstanding(1)
	(in millions)
Indebtedness:
Light Energia:
4.375% Notes due 2026 (2)	US$	200.0	US$	215.604
Light SESA:
4.375% Notes due 2026 (2)	US$	400.0	US$	431.208

(1)	As of September 30, 2024 (according to Light Interim Financial Information). Includes accrued and unpaid interest through September 30, 2024.
(2)	Guaranteed by Light.

INDENTURE SECURITIES

8.	Analysis of Indenture provisions.

Light Energia Notes Indenture

The Light Energia Notes will be issued under the Light Energia Notes Indenture to be dated as the Closing Date, and entered into between Light Energia and the Trustee. The following is a general description of certain provisions of the Light Energia Notes Indenture required to be summarized by Section 305(a)(2) of the Act. The following analysis is not a complete description of the Light Energia Notes Indenture provisions discussed and is qualified in its entirety by reference to the terms of the Light Energia Notes Indenture, a form of which is included as Exhibit T3C-1 hereto and incorporated by reference herein. Light Energia has not yet entered into the Light Energia Notes Indenture as of the date of this filing, and the terms of the Light Energia Notes Indenture are subject to change prior to its execution. Capitalized terms used below but not defined herein have the meanings assigned to them in the Light Energia Notes Indenture, and references to (i) the “Issuer” are to Light Energia, (ii) the “Trustee” are to The Bank of New York Mellon, (iii) the “Notes” are to the Light Energia Notes, and (iv) the “Indenture” are to Light Energia Notes Indenture, each as defined in this Form T-3. Section and article references refer to sections and articles in the Light Energia Notes Indenture unless otherwise indicated.

(a) Events of Default.

Each of the following constitutes an “Event of Default” with respect to the Notes:

(1)	a default for 30 days in payment of any interest or Additional Amounts when the same becomes due and payable;

(2)	a default in payment of principal of or premium, if any, on the Notes when the same becomes due and payable, upon optional redemption, upon required purchase or, upon declaration of acceleration;

(3)	a failure by the Issuer or any Restricted Subsidiary to comply with the provisions under Article Eight;

(4)	a failure by the Issuer or any of its Restricted Subsidiaries to comply with the provisions set forth under Section 1106, Section 1107, Section 1108, Section 1109, Section 1111, Section 1113 or Section 901 and continuance of such non-compliance for a period of 45 consecutive days after written notice is given to the Issuer by the Trustee or to the Trustee by the Holders of at least 25% in aggregate principal amount of the Notes;

(5)	a default in the performance, or breach, of any other covenant or obligation of the Issuer or any Restricted Subsidiary in the Indenture and continuance of such default or breach for a period of 60 consecutive days after written notice specifying such default or breach is given to the Issuer by the Trustee or to the Trustee by the Holders of at least 25% in aggregate principal amount of the Notes;

(6)	with respect to any Indebtedness of Issuer, either of the Issuer or any Significant Subsidiary of the Issuer having an outstanding principal amount of U.S.$30.0 million (or the equivalent thereof at the time of determination) or more in the aggregate for all such Indebtedness of all such Persons there occurs: (i) an event of default that results in such Indebtedness being due and payable prior to its scheduled maturity or (ii) failure to make a payment of principal, interest or any other amount due thereunder when due and such defaulted payment is not made, waived or extended within the applicable grace period;

(7)	except as permitted in the Indenture, the Issuer shall be held in any judicial proceeding to be unenforceable or invalid or shall cease for any reason to be in full force and effect or the Issuer, or any Person acting on behalf of the Issuer, shall contest the enforceability of the Indenture thereof in a pleading in any court of competent jurisdiction or similar body;

(8)	an involuntary case or other proceeding is commenced against the Issuer with respect to it or its debts under any bankruptcy, insolvency or other similar law now or hereafter in effect seeking the appointment of a trustee, receiver, síndico, liquidator, custodian or other similar official of it or any substantial part of its property, and such involuntary case or other proceeding remains undismissed and unstayed for a period of 60 days; or a final order for relief is entered against the Issuer under the applicable bankruptcy laws then in effect, and such final order is not being contested by the Issuer in good faith, or has not been dismissed, discharged or otherwise stayed, in each case within 60 days of being made;

(9)	the Issuer (i) commences a voluntary case or other proceeding seeking liquidation, reorganization, recuperação judicial or other relief with respect to itself or its debts or any guarantee under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, or consents to the entry of an order for relief in an involuntary case under any such law, (ii) consents to the appointment of or taking possession by a receiver, síndico, liquidator, assignee, custodian, trustee, sequestrator or similar official of the Issuer or for all or substantially all of the property the Issuer or (iii) effects any general assignment for the benefit of creditors;

(10)	a failure by the Issuer that, taken together (as of the latest audited financial statements for the Issuer), would constitute the Issuer to pay final, non-appealable, court judgments or arbitration decisions for the payment of money aggregating in excess of U.S.$30.0 million (or the equivalent in other currencies) (net of any amounts that a reputable and creditworthy insurance company has acknowledged liability for in writing), which judgments are not paid (whether in full or in installments or as required pursuant to the conditions in accordance with terms of the judgment or decision), discharged or stayed within a period of 60 days after the date such judgment or decision becomes final and non-appealable or, if later, the date or dates specified therein for payment; or

(11)	(i) all or substantially all of the undertakings, assets or revenues of the Issuer is condemned, seized or otherwise appropriated by the Person acting under the authority of any national, regional or local government or the Issuer is prevented by any such Person from exercising normal control over all or substantially all of its undertakings, assets and revenues, and the continuation of such situation for a period of more than 30 days or (ii) the cancellation, revocation, intervention, suspension, early termination or transfer to a third party of any concession, and the continuation of such situation for a period of more than 60 days.

The Trustee shall not be deemed to have notice of any Default or Event of Default (other than a Payment Default) unless a written notice of any event which is in fact such a default is received by a Responsible Officer of the Trustee at the Corporate Trust Office of the Trustee, and such notice references the Securities and the Indenture.

(b) Execution and Authentication; Application of Proceeds.

(1)	The Notes shall be executed on behalf of the Issuer by its chief executive officer or chief financial officer together with one other of their executive officers or by its attorney-in-fact in accordance with its bylaws. The signature of any of these officers or attorneys on the Notes may be manual or facsimile.

(2)	The Notes bearing the manual or facsimile signatures of individuals who were at any time the proper officers or agents of the Issuer shall bind the Issuer notwithstanding that such individuals or any of them have ceased to hold such offices prior to the authentication and delivery of such Notes or did not hold such offices at the date of such Notes.

(3)	The Notes shall be issued to the applicable Holder on the Issue Date, except (i) Notes issued in connection with the transfer, exchange or replacement of existing Notes as provided in this Article, and (ii) Additional Notes issued in accordance with Section 313. Upon delivery by the Issuer of any Notes executed by the Issuer to the Trustee for authentication, the Trustee shall, upon an Order, authenticate and deliver such Notes as provided in the Indenture and not otherwise.

(4)

Prior to any such authentication and delivery the Trustee shall be entitled to receive, in addition to any Officers’ Certificate or Opinion of Counsel required to be furnished to the Trustee pursuant to Section 102, and any requirements for the issuance of Additional Notes (if applicable), an Opinion or Opinions of Counsel stating that: (a) among other things, the Issuer has the corporate power to issue such Notes, and such Notes have been duly authorized and delivered by the Issuer, and, assuming due authentication and delivery by the Trustee, constitute legal, valid and binding obligations of the Issuer enforceable in accordance with their terms (subject to applicable bankruptcy, reorganization, insolvency, fraudulent transfers, moratorium, and similar laws and legal principles affecting creditors’ rights generally from time to time in effect and to general equitable principles, whether applied in an action at law or in equity), equally and ratably with all other Notes, if any, Outstanding; and (b) such other matters as the Trustee may reasonably request; provided that the Opinion of Counsel stating that all conditions precedent, if any, have been complied with, shall not be required for the Initial Notes.

(5)

The Trustee shall not be required to authenticate such Notes if the issue thereof will adversely affect the Trustee’s own rights, duties, indemnities, or immunities under the Securities and the Indenture. Unless otherwise provided in the form of Notes, all Notes shall be dated the date of their authentication.

No Notes shall be entitled to any benefit under the Indenture or be valid or obligatory for any purpose unless there appears on such Notes a certificate of authentication substantially in the form provided for in the Indenture executed by the Trustee by manual or facsimile signature of an authorized officer, and such certificate upon any Notes shall be conclusive evidence, and the only evidence, that such Notes have been duly authenticated and delivered under the Indenture. Notwithstanding the foregoing, if any Note shall have been authenticated and delivered under the Indenture but never issued and sold by the Issuer, and the Issuer shall deliver such Note to the Paying Agent for cancellation as provided in Section 311, for all purposes of the Indenture such Note shall be deemed never to have been authenticated and delivered thereunder and not be entitled to the benefits of the Indenture.

There will be no proceeds from the issuance of the Light Energia Notes because the Light Energia Notes will be issued in connection with the Restructuring Plan.

(c) Release of Property Subject to Lien.

Not applicable.

(d) Satisfaction and Discharge.

The Indenture shall be discharged and shall cease to be of further effect (except as to surviving rights or registration of transfer or exchange of the Notes and the rights, powers, trust, duties, immunities and indemnities of the Trustee and the obligations of the Issuer with respect thereto, as expressly provided for herein) as to all Outstanding Notes, and the Trustee, on demand of and at the expense of the Issuer, shall execute instruments acknowledging satisfaction and discharge of the Indenture, when:

(i)	either:

a.	all Notes theretofore authenticated and delivered (other than (i) lost, stolen or destroyed Notes which have been replaced or paid as provided in Section 307, and (ii) Notes for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Issuer and thereafter repaid to the Issuer or discharged from such trust, as provided in Section 1103) have been delivered to the Paying Agent for cancellation; or

b.	all Notes not theretofore delivered to the Paying Agent for cancellation (i) have become due and payable or (ii) are subject to irrevocable instructions that have been given for redemption within 60 days upon giving of notice of redemption by the Issuer, in the form delivered to the Trustee by the Issuer, in the name, and at the expense, of the Issuer, and, in each case, the Issuer has irrevocably deposited or caused to be deposited with the Trustee (or its agent) funds and/or U. S. Government Obligations without reinvestment to pay and discharge the entire Indebtedness on the Notes not theretofore delivered to the Paying Agent for cancellation, for principal of, premium, if any, and interest on the Notes to the date of deposit (in the case of Notes that have become due and payable) or to the Maturity or Redemption Date, as the case may be, together with irrevocable instructions from the Issuer directing the Trustee to apply such funds to the payment;

(ii)	the Issuer has paid or caused to be paid all other sums payable under the Indenture and under the Notes, including without limitation any amounts due to the Trustee and the Agents under the Indenture and the Notes (including indemnity payments); and

(iii)

the Issuer has delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that all conditions precedent herein relating to the satisfaction and discharge of the Indenture have been complied with.

(e) Statement of Compliance; Notices of Certain Events.

The Issuer shall furnish (or in lieu of furnishing, make accessible electronically with notice to the Trustee) to the Trustee and, upon request, the Holders of the Notes: (i) promptly upon such financial statements becoming available, but in any event within 120 calendar days after the end of each fiscal year of the Issuer, copies of its audited financial statements (on a consolidated basis) in respect of such fiscal year (including a profit and loss account, balance sheet and cash flow statement), in English, prepared in accordance with IFRS and a report thereon by the Issuer’s certified independent public accountants; (ii) within 60 calendar days after the end of each of the first three fiscal quarters of the Issuer, copies of its unaudited financial statements (on a consolidated basis) in respect of the relevant period (including a profit and loss account, balance sheet and cash flow statement), in English, prepared in accordance with IFRS; and (iii) along with a declaration executed by the directors of the Issuer, in accordance with its Bylaws, certifying: (i) that the provisions of the Indenture remain valid; and (ii) that no event of default has occurred (or, if there has been an event of default, specifying each such event of default and the nature and status thereof) and that the Issuer is in compliance with obligations under the Indenture. The Issuer shall furnish or cause to be furnished to the Trustee all notices of shareholders’ meetings and other public reports and public communications that are filed with any stock exchange, in the language required by such stock exchange.

The Issuer shall deliver to the Trustee, within 5 Business Days after an Officer of the Issuer obtains actual knowledge of any Default or Event of Default, if such Default or Event of Default is continuing, written notice in the form of an Officers’ Certificate of such Default or Event of Default, its status and what action the Issuer is taking or proposes to take with respect thereto.

Units Indenture

The Units and Underlying Securities will be issued under the Units Indenture to be dated as the Closing Date, and entered into among Light, the Trustee and The Bank of New York Mellon, as warrant agent. The following is a general description of certain provisions of the Units Indenture required to be summarized by Section 305(a)(2) of the Act. The following analysis is not a complete description of the Units Indenture provisions discussed and is qualified in its entirety by reference to the terms of the Units Indenture form of which is included as Exhibit T3C-2 hereto and incorporated by reference herein. Light has not yet entered into the Units Indenture as of the date of this filing, and the terms of the Units Indenture are subject to change prior to its execution. Capitalized terms used below but not defined herein have the meanings assigned to them in the Units Indenture, and references to (i) the “Issuer” are to Light, (ii) the “Trustee” are to The Bank of New York Mellon, (iii) the “Warrant Agent” are to The Bank of New York Mellon, and (iv) the “Indenture” are to the Units Indenture, each as defined in this Form T-3. Section and article references refer to sections and articles in the Units Indenture unless otherwise indicated.

(a) Events of Default; Notice of Defaults.

Each of the following constitutes an “Event of Default” with respect to the Units:

(1)	a default for two Business Days in payment of principal of or premium or interest, if any, or Additional Amounts on the Units or Underlying Securities when the same becomes due and payable, upon optional redemption, upon required purchase or upon declaration of acceleration or otherwise;

(2)	a failure by the Issuer to comply with the provisions set forth under Section 1105 (Corporate Existence);

(3)	a declaration of early maturity or automatic early maturity of any notes or debentures issued by the Issuer or Light SESA arising from the Brazilian RJ Proceeding;

(4)	a default in the performance, or breach, of any other covenant or obligation of the Issuer in the Indenture and continuance of such default or breach for a period of 60 consecutive days after written notice specifying such default or breach is given to the Issuer by the Trustee or to the Trustee by the Holders of at least 25% in aggregate principal amount of the Units;

(5)	(a) liquidation, dissolution or extinction of the Issuer or any of its Subsidiaries, except if such liquidation or dissolution or extinction results from a corporate transaction that does not constitute an Event of Default under the Indenture; (b) a final order for relief is entered against the Issuer or its Subsidiaries under the applicable bankruptcy laws then in effect, and such final order is not being contested by the Issuer or such Subsidiary, as the case may be, in good faith, or has not been dismissed, discharged or otherwise stayed, in each case within 60 days of being made;

(6)	(i) the Indenture or (ii) any of its provisions are held in any judicial proceeding to be unenforceable or invalid or shall cease for any reason to be in full force and effect; and, in the case of item (ii) above, such decision makes the compliance with or performance of any requirement under the Indenture impossible;

(7)	reduction of the Issuer's Common Stock, except when undertaken (i) to absorb accumulated losses, (ii) for the redemption or amortization of shares issued by the Issuer, or (iii) with prior approval of the Holders; or

(8)	a failure by the Issuer or any of its Affiliates to comply with the provisions set forth under Section 1107 (Limitation on Restricted Payments).

The Trustee shall not be deemed to have notice of any Default or Event of Default (other than a Payment Default) unless a written notice of any event which is in fact such a default is received by a Responsible Officer of the Trustee at the Corporate Trust Office of the Trustee, and such notice references the Securities and the Indenture.

(b) Execution and Authentication; Application of Proceeds.

(1)	The Units and the Underlying Securities shall be executed on behalf of the Issuer by its chief executive officer or chief financial officer together with one other of their executive officers or by its attorney-in-fact in accordance with its bylaws. The signature of any of these officers or attorneys on the Units may be manual or facsimile.

(2)	The Units or the Underlying Securities bearing the manual or facsimile signatures of individuals who were at any time the proper officers or agents of the Issuer shall bind the Issuer notwithstanding that such individuals or any of them have ceased to hold such offices prior to the authentication and delivery of such Securities or did not hold such offices at the date of such Securities.

(3)	The Units shall be issued to the applicable Holder on the Issue Date, except Units issued in connection with the transfer, exchange or replacement of existing Units as provided in this Article. Upon delivery by the Issuer of any Units or Underlying Securities executed by the Issuer to the Trustee for authentication, the Trustee shall, upon an Order, authenticate and deliver such Units or Underlying Securities as provided in the Indenture and not otherwise.

(4)	Prior to any such authentication and delivery the Trustee shall be entitled to receive, in addition to any Officers’ Certificate or Opinion of Counsel required to be furnished to the Trustee pursuant to Section 102, an Opinion or Opinions of Counsel stating that: (a) among other things, the Issuer has the corporate power to issue such Units and Underlying Securities, and such Units and Underlying Securities have been duly authorized and delivered by the Issuer, and, assuming due authentication and delivery by the Trustee, constitute legal, valid and binding obligations of the Issuer enforceable in accordance with their terms (subject to applicable bankruptcy, reorganization, insolvency, fraudulent transfers, moratorium, and similar laws and legal principles affecting creditors’ rights generally from time to time in effect and to general equitable principles, whether applied in an action at law or in equity), equally and ratably with all other Units and Underlying Securities, if any, Outstanding; and (b) such other matters as the Trustee may reasonably request; provided that, the Opinion of Counsel stating that all conditions precedent, if any, have been complied with, shall not be required for the Initial Units and the Initial Underlying Securities.

(5)

The Trustee shall not be required to authenticate such Units or Underlying Securities if the issue thereof will adversely affect the Trustee’s own rights, duties, indemnities, or immunities under the Securities and the Indenture. Unless otherwise provided in the form of Units or Underlying Securities, all Units and Underlying Securities shall be dated the date of their authentication.

No Units or Underlying Securities shall be entitled to any benefit under the Indenture or be valid or obligatory for any purpose unless there appears on such Units or Underlying Securities a certificate of authentication substantially in the form provided for herein executed by the Trustee by manual or facsimile signature of an authorized officer, and such certificate upon any Units or Underlying Securities shall be conclusive evidence, and the only evidence, that such Units or Underlying Securities have been duly authenticated and delivered thereunder. Notwithstanding the foregoing, if any Unit or Underlying Security shall have been authenticated and delivered thereunder but never issued and sold by the Issuer, and the Issuer shall deliver such Unit or Underlying Security to the Paying Agent for cancellation as provided in Section 311, for all purposes of the Indenture such Unit shall be deemed never to have been authenticated and delivered thereunder and not be entitled to the benefits of the Indenture.

The Global Units and the Global Notes will be authenticated by the Trustee. All references in the Indenture to the “Trustee” authenticating the Global Warrant shall be deemed to mean The Bank of New York Mellon in its capacity as the Warrant Agent.

There will be no proceeds from the issuance of the Units because the Units will be issued in connection with the Restructuring Plan.

(c) Release of Property Subject to Lien.

Not applicable.

(d) Satisfaction and Discharge.

The Indenture shall be discharged and shall cease to be of further effect (except as to surviving rights or registration of transfer or exchange of the Units and the rights, powers, trust, duties, immunities and indemnities of the Trustee and the obligations of the Issuer with respect thereto, as expressly provided for herein) as to all Outstanding Units, and the Trustee, on demand of and at the expense of the Issuer, shall execute instruments acknowledging satisfaction and discharge of the Indenture, when:

(i)	either:

a.	all Units theretofore authenticated and delivered (other than (i) lost, stolen or destroyed Units which have been replaced or paid as provided in Section 307, and (ii) Units for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Issuer and thereafter repaid to the Issuer or discharged from such trust, as provided in Section 1103) have been delivered to the Paying Agent for cancellation, including due to a Mandatory Exercise; or

b.	all Units not theretofore delivered to the Paying Agent for cancellation (i) have become due and payable or (ii) are subject to irrevocable instructions that have been given for redemption within 60 days upon the giving of notice of redemption by the Issuer, and, in each case, the Issuer has irrevocably deposited or caused to be deposited with the Trustee (or its agent) funds and/or U. S. Government Obligations without reinvestment to pay and discharge the entire Indebtedness on the Units not theretofore delivered to the Paying Agent for cancellation, for principal of, premium, if any, and interest on the Units to the date of deposit (in the case of Units that have become due and payable) or to the Maturity or Redemption Date, as the case may be, together with irrevocable instructions from the Issuer directing the Trustee to apply such funds to the payment;

(ii)	the Issuer has paid or caused to be paid all other sums payable under the Indenture and under the Units, including without limitation any amounts due to the Trustee and the Agents under the Indenture and the Notes (including indemnity payments); and

(iii)	the Issuer has delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that all conditions precedent herein relating to the satisfaction and discharge of the Indenture have been complied with.

(e) Statement of Compliance; Notices of Certain Events.

The Issuer shall furnish (or in lieu of furnishing, make publicly accessible electronically with notice to the Trustee) to the Trustee and, upon request, the Holders of the Units: (i) promptly upon such financial statements becoming available, but in any event within 120 calendar days after the end of each fiscal year of the Issuer, copies of its audited financial statements (on a consolidated basis) in respect of such fiscal year (including a profit and loss account, balance sheet and cash flow statement), in English, prepared in accordance with IFRS and a report thereon by the Issuer’s certified independent public accountants; (ii) within 60 calendar days after the end of each of the first three fiscal quarters of the Issuer, copies of its unaudited financial statements (on a consolidated basis) in respect of the relevant period (including a profit and loss account, balance sheet and cash flow statement), in English, prepared in accordance with IFRS and (iii) along with a declaration executed by the directors of the Issuer, in accordance with its Bylaws, certifying: (i) that the provisions of the Indenture remain valid; and (ii) that no event of default has occurred (or, if there has been an event of default, specifying each such event of default and the nature and status thereof) and that the Issuer is in compliance with obligations under the Indenture. The Issuer shall furnish or cause to be furnished to the Trustee all notices of shareholders’ meetings and other public reports and public communications that are filed with any stock exchange, in the language required by such stock exchange. The Trustee shall have no duty with respect to such reports, information and documents, other than to place them in its file (except when available on the Issuer’s website) and make them available for inspection by Holders upon request. Delivery of such reports, information and documents to the Trustee shall be for informational purposes only and the Trustee’s receipt of such shall not constitute constructive or actual knowledge or notice of any information contained therein or determinable from information contained therein, including the Issuer’s compliance with any of the covenants contained in the Indenture (as to which the Trustee will be entitled to conclusively rely upon an Officers’ Certificate). In the event documents are uploaded to the Issuer’s website and deemed delivered to the Holders and the Trustee, the Trustee will not be responsible for ensuring that (i) the documents have in fact been uploaded in a time manner or at all or (ii) are freely available for downloading or viewing without password access or any paywall.

The Issuer shall deliver to the Trustee, within one Business Day after an Officer of the Issuer obtains actual knowledge of any Default or Event of Default, if such Default or Event of Default is continuing, written notice in the form of an Officers’ Certificate of such Default or Event of Default, its status and what action the Issuer is taking or proposes to take with respect thereto.

Default Option Notes Indenture

The Default Option Notes will be issued under the Default Option Notes Indenture to be dated as the Closing Date, and entered into among Light and the Trustee. The following is a general description of certain provisions of the Default Option Notes Indenture required to be summarized by Section 305(a)(2) of the Act. The following analysis is not a complete description of the Default Option Notes Indenture provisions discussed and is qualified in its entirety by reference to the terms of the Default Option Notes Indenture, a form of which is included as Exhibit T3C-3 hereto and incorporated by reference herein. Light has not yet entered into the Default Option Notes Indenture as of the date of this filing, and the terms of the Default Option Notes Indenture are subject to change prior to its execution. Capitalized terms used below but not defined herein have the meanings assigned to them in the Default Option Notes Indenture, and references to (i) the “Issuer” are to Light, (ii) the “Trustee” are to The Bank of New York Mellon, (iii) the “Notes” are to the Default Option Notes, and (iv) the “Indenture” are to the Default Option Notes Indenture, each as defined in this Form T-3. Section and article references refer to sections and articles in the Default Option Notes Indenture unless otherwise indicated.

(a) Events of Default; Notice of Defaults.

Each of the following constitutes an “Event of Default” with respect to the Notes:

(1)	a default for two Business Days in payment of principal of or premium or interest, if any, or Additional Amounts on the Notes when the same becomes due and payable, upon optional redemption, upon required purchase or, upon declaration of acceleration; or

(2)	a) liquidation, dissolution or extinction of the Issuer or any of its Subsidiaries, except if such liquidation or dissolution or extinction results from a corporate transaction that does not constitute an Event of Default under the Indenture; (b) bankruptcy of the Issuer, or any of its Subsidiaries.

The Trustee shall not be deemed to have notice of any Default or Event of Default (other than a Payment Default) unless a written notice of any event which is in fact such a default is received by a Responsible Officer of the Trustee at the Corporate Trust Office of the Trustee, and such notice references the Securities and the Indenture.

(b) Execution and Authentication; Application of Proceeds.

(1)	The Notes shall be executed on behalf of the Issuer by its chief executive officer or chief financial officer together with one other of their executive officers or by its attorney-in-fact in accordance with its bylaws. The signature of any of these officers or attorneys on the Notes may be manual or facsimile.

(2)	The Notes bearing the manual or facsimile signatures of individuals who were at any time the proper officers or agents of the Issuer shall bind the Issuer notwithstanding that such individuals or any of them have ceased to hold such offices prior to the authentication and delivery of such Notes or did not hold such offices at the date of such Notes.

(3)	The Notes shall be issued to the applicable Holder on the Issue Date, except Notes issued in connection with the transfer, exchange or replacement of existing Notes as provided in this Article. Upon delivery by the Issuer of any Notes executed by the Issuer to the Trustee for authentication, the Trustee shall, upon an Order, authenticate and deliver such Notes as provided in the Indenture and not otherwise.

(4)	Prior to any such authentication and delivery the Trustee shall be entitled to receive, in addition to any Officers’ Certificate or Opinion of Counsel required to be furnished to the Trustee pursuant to Section 102, an Opinion or Opinions of Counsel stating that: (a) among other things, the Issuer has the corporate power to issue such Notes, and such Notes have been duly authorized and delivered by the Issuer, and, assuming due authentication and delivery by the Trustee, constitute legal, valid and binding obligations of the Issuer enforceable in accordance with their terms (subject to applicable bankruptcy, reorganization, insolvency, fraudulent transfers, moratorium, and similar laws and legal principles affecting creditors’ rights generally from time to time in effect and to general equitable principles, whether applied in an action at law or in equity), equally and ratably with all other Notes, if any, Outstanding; and (b) such other matters as the Trustee may reasonably request; provided that the Opinion of Counsel stating that all conditions precedent, if any, have been complied with, shall not be required for the Notes.

(5)

The Trustee shall not be required to authenticate such Notes if the issue thereof will adversely affect the Trustee’s own rights, duties, indemnities, or immunities under the Securities and the Indenture. Unless otherwise provided in the form of Notes, all Notes shall be dated the date of their authentication.

No Notes shall be entitled to any benefit under the Indenture or be valid or obligatory for any purpose unless there appears on such Notes a certificate of authentication substantially in the form provided for therein executed by the Trustee by manual or facsimile signature of an authorized officer, and such certificate upon any Notes shall be conclusive evidence, and the only evidence, that such Notes have been duly authenticated and delivered under the Indenture. Notwithstanding the foregoing, if any Note shall have been authenticated and delivered thereunder but never issued and sold by the Issuer, and the Issuer shall deliver such Note to the Paying Agent for cancellation as provided in Section 311, for all purposes of the Indenture such Note shall be deemed never to have been authenticated and delivered thereunder and not be entitled to the benefits of the Indenture.

There will be no proceeds from the issuance of the Default Option Notes because the Default Option Notes will be issued in connection with the Restructuring Plan.

(c) Release of Property Subject to Lien.

Not applicable.

(d) Satisfaction and Discharge.

The Indenture shall be discharged and shall cease to be of further effect (except as to surviving rights or registration of transfer or exchange of the Notes and the rights, powers, trust, duties, immunities and indemnities of the Trustee and the obligations of the Issuer with respect thereto, as expressly provided for herein) as to all Outstanding Notes, and the Trustee, on demand of and at the expense of the Issuer, shall execute instruments acknowledging satisfaction and discharge of the Indenture, when:

(i)	either:

a.	all Notes theretofore authenticated and delivered (other than (i) lost, stolen or destroyed Notes which have been replaced or paid as provided in Section 307, and (ii) Notes for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Issuer and thereafter repaid to the Issuer or discharged from such trust, as provided in Section 1103) have been delivered to the Paying Agent for cancellation; or

b.	all Notes not theretofore delivered to the Paying Agent for cancellation (i) have become due and payable or (ii) are subject to irrevocable instructions that have been given for redemption within 60 days upon giving of notice of redemption by the Issuer, in the form delivered to the Trustee by the Issuer, in the name, and at the expense, of the Issuer, and, in each case, the Issuer has irrevocably deposited or caused to be deposited with the Trustee (or its agent) funds and/or U. S. Government Obligations without reinvestment to pay and discharge the entire Indebtedness on the Notes not theretofore delivered to the Paying Agent for cancellation, for principal of, premium, if any, and interest on the Notes to the date of deposit (in the case of Notes that have become due and payable) or to the Maturity or Redemption Date, as the case may be, together with irrevocable instructions from the Issuer directing the Trustee to apply such funds to the payment;

(ii)	the Issuer has paid or caused to be paid all other sums payable under the Indenture and under the Notes, including without limitation any amounts due to the Trustee and the Agents under the Indenture and the Notes (including indemnity payments); and

(iii)	the Issuer has delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that all conditions precedent herein relating to the satisfaction and discharge of the Indenture have been complied with.

(e) Statement of Compliance; Notices of Certain Events.

The Issuer shall furnish (or in lieu of furnishing, make accessible electronically with notice to the Trustee) to the Trustee and, upon request, the Holders of the Notes: (i) promptly upon such financial statements becoming available, but in any event within 120 calendar days after the end of each fiscal year of the Issuer, copies of its audited financial statements (on a consolidated basis) in respect of such fiscal year (including a profit and loss account, balance sheet and cash flow statement), in English, prepared in accordance with IFRS and a report thereon by the Issuer’s certified independent public accountants; and (ii) within 60 calendar days after the end of each of the first three fiscal quarters of the Issuer, copies of its unaudited financial statements (on a consolidated basis) in respect of the relevant period (including a profit and loss account, balance sheet and cash flow statement), in English, prepared in accordance with IFRS and (iii) and an Officers’ Certificate confirming that no Event of Default has occurred(or, if there has been an Event of Default, specifying each such Event of Default and the nature and status thereof) and the Issuer is in compliance with its obligations under the Indenture. The Issuer shall furnish or cause to be furnished to the Trustee all notices of shareholders’ meetings and other public reports and public communications that are filed with any stock exchange, in the language required by such stock exchange. The Trustee shall have no duty with respect to such reports, information and documents, other than to place them in its file (except when available on the Issuer's website) and make them available for inspection by Holders upon request. Delivery of such reports, information and documents to the Trustee shall be for informational purposes only and the Trustee’s receipt of such shall not constitute constructive or actual knowledge or notice of any information contained therein or determinable from information contained therein, including the Issuer’s compliance with any of the covenants contained in the Indenture (as to which the Trustee will be entitled to conclusively rely upon an Officers’ Certificate). In the event documents are uploaded to the Issuer’s website and deemed delivered to the Holders and the Trustee, the Trustee will not be responsible for ensuring that (i) the documents have in fact been uploaded in a time manner or at all or (ii) are freely available for downloading or viewing without password access or any paywall.

The Issuer shall deliver to the Trustee, within one Business Day after an Officer of the Issuer obtains actual knowledge of any Default or Event of Default, if such Default or Event of Default is continuing, written notice in the form of an Officers’ Certificate of such Default or Event of Default, its status and what action the Issuer is taking or proposes to take with respect thereto.

Light SESA 1st Lien Notes

The Light SESA 1st Lien Notes will be issued under the Light SESA 1st Lien Notes Indenture to be dated as the Closing Date, and entered into among Light SESA, as the issuer, Light, as the guarantor, and the Trustee. The following is a general description of certain provisions of the Light SESA 1st Lien Notes Indenture required to be summarized by Section 305(a)(2) of the Act. The following analysis is not a complete description of the Light SESA 1st Lien Notes Indenture provisions discussed and is qualified in its entirety by reference to the terms of the Light SESA 1st Lien Notes Indenture, a form of which is included as Exhibit T3C-4 hereto and incorporated by reference herein. Light SESA and Light have not yet entered into the Light SESA 1st Lien Notes Indenture as of the date of this filing, and the terms of the Light SESA 1st Lien Notes Indenture are subject to change prior to its execution. Capitalized terms used below but not defined herein have the meanings assigned to them in the Light SESA 1st Lien Notes Indenture, and references to (i) the “Issuer” are to Light SESA, (ii) the “Guarantor” are to Light, (iii) “Trustee” are to The Bank of New York Mellon, (iv) the “Notes” are to the Light SESA 1st Lien Notes, and (iv) the “Indenture” are to the Light SESA 1st Lien Notes Indenture, each as defined in this Form T-3. Section and article references refer to sections and articles in the Light SESA 1st Lien Notes Indenture unless otherwise indicated.

(a) Events of Default; Notice of Defaults.

Each of the following constitutes an “Event of Default” with respect to the Notes:

(1)	a default for two Business Days in payment of principal of or premium, if any, or interest or Additional Amounts on the Notes when the same becomes due and payable, upon optional redemption, upon required purchase, upon declaration of acceleration;

(2)	a failure by the Issuer or the Guarantor to comply with any of its covenants or agreements in the Notes or the Indenture (other than those referred to in clause 1), and such failure continues for 10 days after written notice is given to the Guarantor or the Issuer by the Trustee or to the Trustee by the Holders of at least 25% in aggregate principal amount of the Notes, except for covenants or agreements that are subject to other cure periods under the Indenture;

(3)	acceleration prior to the express maturity of any indebtedness of the Issuer, the Guarantor or any of their Subsidiaries or Significant Investees which the principal amount individually or in the aggregate totals R$50,000,000.00 (fifty million reais) (or the equivalent thereof at the time of determination) or more;

(4)	breach of any of the representations and warranties in connection with the first amendment to the private instrument of the 24th issuance of simple debentures, non-convertible into shares, issued by the Issuer on the date hereof;

(5)	the Issuer, the Guarantor or any of their Subsidiaries or Significant Investees defaults in the payment of any indebtedness or pecuniary obligations with an individual or aggregate amount that totals R$50,000,000.00 (fifty million reais) (or the equivalent thereof at the time of determination) or more and such default continues for a period of two Business Days, or within the cure periods provided by the respective instruments, as the case may be;

(6)	any protest (protesto de títulos) or similar procedure against the Issuer, the Guarantor or any of their Subsidiaries or Significant Investees, in an amount that individually or in the aggregate exceeds R$50,000,000.00 (fifty million reais) or its equivalent in other currencies, except if, within 10 Business Days from such protest, it is proven that (a) the protest was canceled or suspended by a judicial or administrative decision; (b) guarantees were accepted by the competent court; or (c) the protest was duly settled;

(7)	the Issuer, the Guarantor or any of their Subsidiaries or Significant Investees engage in any operations outside their corporate purpose or that conflict with their respective Bylaws;

(8)

failure to renew the Concession within twelve (12) months prior to the expiration of the Concession Agreement; except if the Board of Directors of the ANEEL has not issued a recommendation against the renewal to the Brazilian Ministry of Mines and Energy (Ministério de Minas e Energia);

(9)

the Issuer or the Guarantor cease to have their financial statements audited by any of the following independent audit firms: (a) KPMG Independent Auditors; (b) Deloitte Touche Tohmatsu Independent Auditors; (c) PricewaterhouseCoopers Independent Auditors; or (d) Ernst & Young Independent Auditors, or their successors;

(10)	a failure by the Guarantor or any of its Subsidiaries to comply with the provisions under Section 801, unless a repurchase of securities occurs pursuant to the terms of Section 1008 of the Indenture;
(11)	a failure by the Issuer to comply with the provisions under Section 803;
(12)	a failure by the Issuer to comply with the provisions set forth under Section 1006;
(13)	a failure by the Guarantor to comply with the provisions set forth under Section 1007 for two consecutive fiscal quarters or four non-consecutive fiscal quarters;
(14)

(i) the Reorganization Plan; (ii) the Indenture and/or (iii) any of their provisions shall be held in any judicial proceeding to be unenforceable or invalid or shall cease for any reason to be in full force and effect, and, in the case of item (iii) above, such decision makes its implementation as provided by the Indenture impossible;

(15)	the Guarantor or the Issuer shall contest the enforceability of the Reorganization Plan, the Indenture, the Collateral Documents, the Notes Guarantee in a pleading in any court or similar body;
(16)

the Guarantor or the Issuer makes any form of assignment, promise of assignment or any transfer or promise of transfer to third parties, in whole or in part, any of its obligations under the Indenture;

(17)

(a) liquidation, dissolution or extinction of the Issuer, Guarantor and/or any of their Subsidiaries or Significant Investees, except if such liquidation, dissolution and/or extinction results from a corporate transaction that does not constitute an Event of Default under the Indenture; (b) bankruptcy of the Issuer, the Guarantor and/or any of their Subsidiaries; (c) self-bankruptcy request made by the Issuer, the Guarantor and/or any of their Subsidiaries; (d) bankruptcy request of the Issuer, the Guarantor and/or any of their Subsidiaries, by third parties, which is not resolved within the legal deadline through judicial deposit and/or dispute; or (e) new request for judicial or extrajudicial reorganization from the Issuer, the Guarantor and/or any of their Subsidiaries, regardless of whether the respective request is granted;

(18)

a failure by the Guarantor or the Issuer to pay final, non-appealable, court judgments or arbitration decisions for the payment of money aggregating in excess of R$50,000,000.00 (fifty million reais) (or the equivalent in other currencies);

(19)

(i) any administrative or judicial measure that results in confiscation, expropriation, blocking, arrest or otherwise burdens or limit, for any reason, the Concession granted to the Issuer for its activities related to the distribution of energy, provided that due process is followed; and (ii) intervention, following due process, by any Person acting under the authority of any national, regional or local government in respect to the Concession resulting from facts related to the Issuer’s economic capacity;

(20)	termination of the Concession granted to the Issuer to explore activities related to energy distribution, or early termination of the Concession Agreement;
(21)

act of a Person acting under the authority of any national, regional or local government with the purpose to arrest, expropriate, nationalize, condemn, confiscate, take or in any way compulsorily acquire, all or substantially all of the undertakings, assets or revenues of the Guarantor or the Issuer is;

(22)	a failure by the Issuer or the Guarantor to comply with the provisions set forth under Section 1005;
(23)

any act by the Issuer and/or the Guarantor in disagreement with the Indenture or any other document related to the issuance, which may adversely affect the punctual and full compliance, by the Issuer, with any of its obligations provided by such documents; or

(24)	the Guarantor or any of its Subsidiaries defaults under the First Priority Debentures or the Second Priority Debentures and such default results in the acceleration of the First Priority Debentures or the Second Priority Debentures prior to their express maturity.

The Trustee shall not be deemed to have notice of any Default or Event of Default (other than a Payment Default) unless a written notice of any event which is in fact such a default is received by a Responsible Officer of the Trustee at the Corporate Trust Office of the Trustee, and such notice references the Securities and the Indenture.

 (b) Execution and Authentication; Application of Proceeds.

(1)	The Notes shall be executed on behalf of the Issuer by its chief executive officer or chief financial officer together with one other of their executive officers or by its attorney-in-fact in accordance with its bylaws. The Notes Guarantee forming part of the Indenture shall be endorsed of behalf of the Guarantor by its chief executive officer or chief financial officer together with one other of its executive officers or by its attorney-in-fact in accordance with its bylaws. The signature of any of these officers or attorneys on the Notes or the Notes Guarantee may be manual or facsimile.

(2)	The Notes or the Notes Guarantee bearing the manual or facsimile signatures of individuals who were at any time the proper officers or agents of the Issuer shall bind the Issuer notwithstanding that such individuals or any of them have ceased to hold such offices prior to the authentication and delivery of such Securities or did not hold such offices at the date of such Securities.

(3)	The Notes shall be issued to the applicable Holder on the Issue Date, except (i) Notes issued in connection with the transfer, exchange or replacement of existing Notes as provided in this Article, and (ii) Additional Notes issued in accordance with Section 313. Upon delivery by the Issuer of any Notes executed by the Issuer to the Trustee for authentication, the Trustee shall, upon an Order, authenticate and deliver such Notes as provided in the Indenture and not otherwise.

(4)

Prior to any such authentication and delivery the Trustee shall be entitled to receive, in addition to any Officers’ Certificate or Opinion of Counsel required to be furnished to the Trustee pursuant to Section 102, and any requirements for the issuance of Additional Notes (if applicable), an Opinion or Opinions of Counsel stating that: (a) the Issuer has the corporate power to issue such Notes, and such Notes have been duly authorized and delivered by the Issuer, and, assuming due authentication and delivery by the Trustee, constitute legal, valid and binding obligations of the Issuer enforceable in accordance with their terms (subject to applicable bankruptcy, reorganization, insolvency, fraudulent transfers, moratorium, and similar laws and legal principles affecting creditors’ rights generally from time to time in effect and to general equitable principles, whether applied in an action at law or in equity), equally and ratably with all other Notes, if any, Outstanding; (b) the Guarantor has the corporate power to endorse the Notes Guarantee, which forms part of the Indenture, and such Notes Guarantee has been duly authorized and endorsed by the Guarantor, and, assuming due authentication and delivery by the Trustee, constitutes a legal, valid and binding obligation of the Guarantor enforceable in accordance with its terms (subject to applicable bankruptcy, reorganization, insolvency, fraudulent transfers, moratorium, and similar laws and legal principles affecting creditors’ rights generally from time to time in effect and to general equitable principles, whether applied in an action at law or in equity), equally and ratably with any other Notes Guarantee, if any, Outstanding; and (c) such other matters as the Trustee may reasonably request; provided that the Opinion of Counsel stating that all conditions precedent, if any, have been complied with, shall not be required for the Initial Notes.

(5)

The Trustee shall not be required to authenticate such Notes if the issue thereof will adversely affect the Trustee’s own rights, duties, indemnities, or immunities under the Securities and the Indenture. Unless otherwise provided in the form of Notes, all Notes shall be dated the date of their authentication.

No Notes shall be entitled to any benefit under the Indenture or be valid or obligatory for any purpose unless there appears on such Notes a certificate of authentication substantially in the form provided for herein executed by the Trustee by manual or facsimile signature of an authorized officer, and such certificate upon any Notes shall be conclusive evidence, and the only evidence, that such Notes have been duly authenticated and delivered thereunder. Notwithstanding the foregoing, if any Note shall have been authenticated and delivered thereunder but never issued and sold by the Issuer, and the Issuer shall deliver such Note to the Paying Agent for cancellation as provided in Section 311, for all purposes of the Indenture such Note shall be deemed never to have been authenticated and delivered thereunder and not be entitled to the benefits of the Indenture.

There will be no proceeds from the issuance of the Light SESA 1st Lien Notes because the Light SESA 1st Lien Notes will be issued in connection with the Restructuring Plan.

(c) Release of Property Subject to Lien.

(1)	The Liens granted to the relevant collateral agent by the Issuer and the Guarantor on any Shared Collateral shall be automatically and unconditionally released with respect to the Notes and the Notes Guarantee:

(i)	upon the sale or other disposition of such Shared Collateral (including as part of or in connection with any other sale or other disposition permitted under the Indenture) to any Person (other than the Issuer and the Guarantor) to the extent such sale or other disposition is made in compliance with the terms of the Secured Debt Documents and the Collateral Documents;

(ii)	if the release of such Lien is approved, authorized or ratified in writing by all Secured Debt Representatives and, in the case of the Trustee, acting at the direction of the Holders; or

(iii)	as required to effect any sale or other disposition of Shared Collateral in connection with any exercise of remedies of any collateral agent pursuant to the Collateral Documents.

(2)	Any such release shall not in any manner discharge, affect, or impair the Obligations or any Liens (other than those being released) upon (or obligations (other than those being released) of the Issuer and the Guarantor in respect of) all interests retained by the Issuer and the Guarantor, including the proceeds of any sale, all of which shall continue to constitute part of the Shared Collateral, as applicable, except to the extent otherwise released in accordance with the provisions of the Indenture or the Collateral Documents.

(3)

The Issuer and the Guarantor shall furnish to the Trustee on or prior to any proposed release of Collateral by the Issuer or the Guarantor an Officers’ Certificate certifying and an Opinion of Counsel stating that such release will comply with and that such release has been authorized by, permitted by and made in accordance with the terms of the Indenture and the relevant Collateral Documents and the documents governing the collateral sharing arrangements.

(4)	Upon any discharge of Secured Obligations with respect to any Secured Debt, then such discharged Secured Debt shall automatically no longer be secured by the Liens granted in favor of the relevant collateral agent.

(d) Satisfaction and Discharge.

The Indenture shall be discharged and shall cease to be of further effect (except as to surviving rights or registration of transfer or exchange of the Notes and the rights, powers, trust, duties, immunities and indemnities of the Trustee and the obligations of the Issuer and the Guarantor with respect thereto, as expressly provided for herein) as to all Outstanding Notes, and the Trustee, on demand of and at the expense of the Issuer, shall execute instruments acknowledging satisfaction and discharge of the Indenture, when:

(i)	either:

a.	all Notes theretofore authenticated and delivered (other than (i) lost, stolen or destroyed Notes which have been replaced or paid as provided in Section 307, and (ii) Notes for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Issuer and thereafter repaid to the Issuer or discharged from such trust, as provided in Section 1003) have been delivered to the Paying Agent for cancellation; or

b.	all Notes not theretofore delivered to the Paying Agent for cancellation (i) have become due and payable or (ii) are subject to irrevocable instructions that have been given for redemption within 60 days upon the giving of notice of redemption by the Issuer, and, in each case, the Issuer has irrevocably deposited or caused to be deposited with the Trustee (or its agent) funds and/or U. S. Government Obligations without reinvestment to pay and discharge the entire Debt on the Notes not theretofore delivered to the Paying Agent for cancellation, for principal of, premium, if any, and interest on the Notes to the date of deposit (in the case of Notes that have become due and payable) or to the Maturity or Redemption Date, as the case may be, together with irrevocable instructions from the Issuer directing the Trustee to apply such funds to the payment;

(ii)	the Issuer has paid or caused to be paid all other sums payable under the Indenture and under the Notes, including without limitation any amounts due to the Trustee and the Agents under the Indenture, the Collateral Documents and the Notes (including indemnity payments); and

(iii)	the Issuer has delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that all conditions precedent relating to the satisfaction and discharge of the Indenture have been complied with.

The Guarantor shall be released and relieved of its obligations under the Notes Guarantee in the event that there is a Legal Defeasance of the Notes or upon satisfaction and discharge of the Indenture, provided that such transaction is carried out pursuant to, and in accordance with, the applicable provisions of the Indenture.

(e) Statement of Compliance; Notices of Certain Events.

The Issuer and the Guarantor shall furnish (or in lieu of furnishing, make accessible electronically with notice to the Trustee) to the Trustee and, upon request, the Holders of the Notes: (i) promptly upon such financial statements becoming available, but in any event within 120 calendar days after the end of each fiscal year of Guarantor copies of its audited financial statements (on a consolidated basis) in respect of such fiscal year (including a profit and loss account, balance sheet and cash flow statement), in English, prepared in accordance with IFRS and a report thereon by Guarantor’s certified independent public accountants; and (ii) within 60 calendar days after the end of each of the first three fiscal quarters of the Issuer and the Guarantor, copies of its unaudited financial statements (on a consolidated basis) in respect of the relevant period (including a profit and loss account, balance sheet and cash flow statement), in English, prepared on a basis consistent with the audited financial statements of the Guarantor, and in accordance with IFRS and a “limited” review report (revisão limitada) thereon by the Guarantor’s certified independent public accountants, along with a declaration executed by the directors of the Issuer, in accordance with its Bylaws, certifying: (i) that the provisions of the Indenture remain valid; and (ii) that no event of default has occurred (or, if there has been an event of default, specifying each such event of default and the nature and status thereof) and the Issuer and the Guarantor are in compliance with their respective obligations under the Indenture and the Collateral Documents. The Issuer and the Guarantor shall furnish or cause to be furnished to the Trustee all notices of shareholders’ meetings and other public reports and public communications that are filed with any stock exchange, in the language required by such stock exchange. The Trustee shall have no duty with respect to such reports, information and documents, other than to place them in its file (except when available on the Issuer’s website) and make them available for inspection by Holders upon request. Delivery of such reports, information and documents to the Trustee shall be for informational purposes only and the Trustee’s receipt of such shall not constitute constructive or actual knowledge or notice of any information contained therein or determinable from information contained therein, including the Issuer’s and the Guarantor’s compliance with any of the covenants contained in the Indenture (as to which the Trustee will be entitled to conclusively rely upon an Officers’ Certificate). In the event documents are uploaded to the Issuer’s website and deemed delivered to the Holders and the Trustee, the Trustee will not be responsible for ensuring that (i) the documents have in fact been uploaded in a time manner or at all or (ii) are freely available for downloading or viewing without password access or any paywall.

The Issuer shall notify the Trustee within 1 (one) Business Day from its knowledge of the occurrence of any act or fact that causes the Issuer’s financial statements to no longer reflect its real and current economic and financial condition.

The Guarantor or the Issuer shall deliver to the Trustee, within one (1) Business Day after an Officer of the Guarantor or the Issuer obtains actual knowledge of any Default or Event of Default, if such Default or Event of Default is continuing, written notice in the form of an Officers’ Certificate of such Default or Event of Default, its status and what action the Issuer is taking or proposes to take with respect thereto.

Light SESA 2nd Lien Notes

The Light SESA 2nd Lien Notes will be issued under the Light SESA 2nd Lien Notes Indenture to be dated as the Closing Date, and entered into among Light SESA, as the issuer, Light, as the guarantor, and the Trustee. The following is a general description of certain provisions of the Light SESA 2nd Lien Notes Indenture required to be summarized by Section 305(a)(2) of the Act. The following analysis is not a complete description of the Light SESA 2nd Lien Notes Indenture provisions discussed and is qualified in its entirety by reference to the terms of the Light SESA 2nd Lien Notes Indenture, a form of which is included as Exhibit T3C-5 hereto and incorporated by reference herein. Light SESA and Light have not yet entered into the Light SESA 2nd Lien Notes Indenture as of the date of this filing, and the terms of the Light SESA 2nd Lien Notes Indenture are subject to change prior to its execution. Capitalized terms used below but not defined herein have the meanings assigned to them in the Light SESA 2nd Lien Notes Indenture, and references to (i) the “Issuer” are to Light SESA, (ii) the “Guarantor” are to Light, (iii) “Trustee” are to The Bank of New York Mellon, (iv) the “Notes” are to the Light SESA 2nd Lien Notes, and (iv) the “Indenture” are to the Light SESA 2nd Lien Notes Indenture, each as defined in this Form T-3. Section and article references refer to sections and articles in the Light SESA 2nd Lien Notes Indenture unless otherwise indicated.

(a) Events of Default; Notice of Defaults.

Each of the following constitutes an “Event of Default” with respect to the Notes:

(1)	a default for two Business Days in payment of principal of or premium, if any, or interest or Additional Amounts on the Notes when the same becomes due and payable, upon optional redemption, upon required purchase, upon declaration of acceleration;

(2)	a failure by the Issuer or the Guarantor to comply with any of its covenants or agreements in the Notes or the Indenture (other than those referred to in clause 1), and such failure continues for 10 days after written notice is given to the Guarantor or the Issuer by the Trustee or to the Trustee by the Holders of at least 25% in aggregate principal amount of the Notes, except for covenants or agreements that are subject to other cure periods under the Indenture;

(3)	acceleration prior to the express maturity of any indebtedness of the Issuer, the Guarantor or any of their Subsidiaries or Significant Investees which the principal amount individually or in the aggregate totals R$50,000,000.00 (fifty million reais) (or the equivalent thereof at the time of determination) or more;

(4)	breach of any of the representations and warranties in connection with the first amendment to the private instrument of the 24th issuance of simple debentures, non-convertible into shares, issued by the Issuer on the date hereof;

(5)	the Issuer, the Guarantor or any of their Subsidiaries or Significant Investees defaults in the payment of any indebtedness or pecuniary obligations with an individual or aggregate amount that totals R$50,000,000.00 (fifty million reais) (or the equivalent thereof at the time of determination) or more and such default continues for a period of two Business Days, or within the cure periods provided by the respective instruments, as the case may be;

(6)	any protest (protesto de títulos) or similar procedure against the Issuer, the Guarantor or any of their Subsidiaries or Significant Investees, in an amount that individually or in the aggregate exceeds R$50,000,000.00 (fifty million reais) or its equivalent in other currencies, except if, within 10 Business Days from such protest, it is proven that (a) the protest was canceled or suspended by a judicial or administrative decision; (b) guarantees were accepted by the competent court; or (c) the protest was duly settled;

(7)	the Issuer, the Guarantor or any of their Subsidiaries or Significant Investees engage in any operations outside their corporate purpose or that conflict with their respective Bylaws;

(8)

failure to renew the Concession within twelve (12) months prior to the expiration of the Concession Agreement; except if the Board of Directors of the ANEEL has not issued a recommendation against the renewal to the Brazilian Ministry of Mines and Energy (Ministério de Minas e Energia);

(9)

the Issuer or the Guarantor cease to have their financial statements audited by any of the following independent audit firms: (a) KPMG Independent Auditors; (b) Deloitte Touche Tohmatsu Independent Auditors; (c) PricewaterhouseCoopers Independent Auditors; or (d) Ernst & Young Independent Auditors, or their successors;

(10)	a failure by the Guarantor or any of its Subsidiaries to comply with the provisions under Section 801, unless a repurchase of securities occurs pursuant to the terms of Section 1008 of the Indenture;

(11)	a failure by the Issuer to comply with the provisions under Section 803;

(12)	a failure by the Issuer to comply with the provisions set forth under Section 1006;
(13)	a failure by the Guarantor to comply with the provisions set forth under Section 1007 for two consecutive fiscal quarters or four non-consecutive fiscal quarters;
(14)

(i) the Reorganization Plan; (ii) the Indenture and/or (iii) any of their provisions shall be held in any judicial proceeding to be unenforceable or invalid or shall cease for any reason to be in full force and effect, and, in the case of item (iii) above, such decision makes its implementation as provided by the Indenture impossible;

(15)	the Guarantor or the Issuer shall contest the enforceability of the Reorganization Plan, the Indenture, the Collateral Documents, the Notes Guarantee in a pleading in any court or similar body;
(16)

the Guarantor or the Issuer makes any form of assignment, promise of assignment or any transfer or promise of transfer to third parties, in whole or in part, any of its obligations under the Indenture;

(17)

(a) liquidation, dissolution or extinction of the Issuer, Guarantor and/or any of their Subsidiaries or Significant Investees, except if such liquidation, dissolution and/or extinction results from a corporate transaction that does not constitute an Event of Default under the Indenture; (b) bankruptcy of the Issuer, the Guarantor and/or any of their Subsidiaries; (c) self-bankruptcy request made by the Issuer, the Guarantor and/or any of their Subsidiaries; (d) bankruptcy request of the Issuer, the Guarantor and/or any of their Subsidiaries, by third parties, which is not resolved within the legal deadline through judicial deposit and/or dispute; or (e) new request for judicial or extrajudicial reorganization from the Issuer, the Guarantor and/or any of their Subsidiaries, regardless of whether the respective request is granted;

(18)

a failure by the Guarantor or the Issuer to pay final, non-appealable, court judgments or arbitration decisions for the payment of money aggregating in excess of R$50,000,000.00 (fifty million reais) (or the equivalent in other currencies);

(19)

(i) any administrative or judicial measure that results in confiscation, expropriation, blocking, arrest or otherwise burdens or limit, for any reason, the Concession granted to the Issuer for its activities related to the distribution of energy, provided that due process is followed; and (ii) intervention, following due process, by any Person acting under the authority of any national, regional or local government in respect to the Concession resulting from facts related to the Issuer’s economic capacity;

(20)	termination of the Concession granted to the Issuer to explore activities related to energy distribution, or early termination of the Concession Agreement;
(21)

act of a Person acting under the authority of any national, regional or local government with the purpose to arrest, expropriate, nationalize, condemn, confiscate, take or in any way compulsorily acquire, all or substantially all of the undertakings, assets or revenues of the Guarantor or the Issuer is;

(22)	a failure by the Issuer or the Guarantor to comply with the provisions set forth under Section 1005;
(23)

any act by the Issuer and/or the Guarantor in disagreement with the Indenture or any other document related to the issuance, which may adversely affect the punctual and full compliance, by the Issuer, with any of its obligations provided by such documents; or

(24)	the Guarantor or any of its Subsidiaries defaults under the First Priority Debentures or the Second Priority Debentures and such default results in the acceleration of the First Priority Debentures or the Second Priority Debentures prior to their express maturity.

The Trustee shall not be deemed to have notice of any Default or Event of Default (other than a Payment Default) unless a written notice of any event which is in fact such a default is received by a Responsible Officer of the Trustee at the Corporate Trust Office of the Trustee, and such notice references the Securities and the Indenture.

(b) Execution and Authentication; Application of Proceeds.

(1)	The Notes shall be executed on behalf of the Issuer by its chief executive officer or chief financial officer together with one other of their executive officers or by its attorney-in-fact in accordance with its bylaws. The Notes Guarantee forming part of the Indenture shall be endorsed of behalf of the Guarantor by its chief executive officer or chief financial officer together with one other of its executive officers or by its attorney-in-fact in accordance with its bylaws. The signature of any of these officers or attorneys on the Notes or the Notes Guarantee may be manual or facsimile.

(2)	The Notes or the Notes Guarantee bearing the manual or facsimile signatures of individuals who were at any time the proper officers or agents of the Issuer shall bind the Issuer notwithstanding that such individuals or any of them have ceased to hold such offices prior to the authentication and delivery of such Securities or did not hold such offices at the date of such Securities.

(3)	The Notes shall be issued to the applicable Holder on the Issue Date, except (i) Notes issued in connection with the transfer, exchange or replacement of existing Notes as provided in this Article, and (ii) Additional Notes issued in accordance with Section 313. Upon delivery by the Issuer of any Notes executed by the Issuer to the Trustee for authentication, the Trustee shall, upon an Order, authenticate and deliver such Notes as provided in the Indenture and not otherwise.

(4)	Prior to any such authentication and delivery the Trustee shall be entitled to receive, in addition to any Officers’ Certificate or Opinion of Counsel required to be furnished to the Trustee pursuant to Section 102, and any requirements for the issuance of Additional Notes (if applicable), an Opinion or Opinions of Counsel stating that: (a) the Issuer has the corporate power to issue such Notes, and such Notes have been duly authorized and delivered by the Issuer, and, assuming due authentication and delivery by the Trustee, constitute legal, valid and binding obligations of the Issuer enforceable in accordance with their terms (subject to applicable bankruptcy, reorganization, insolvency, fraudulent transfers, moratorium, and similar laws and legal principles affecting creditors’ rights generally from time to time in effect and to general equitable principles, whether applied in an action at law or in equity), equally and ratably with all other Notes, if any, Outstanding; (b) the Guarantor has the corporate power to endorse the Notes Guarantee, which forms part of the Indenture, and such Notes Guarantee has been duly authorized and endorsed by the Guarantor, and, assuming due authentication and delivery by the Trustee, constitutes a legal, valid and binding obligation of the Guarantor enforceable in accordance with its terms (subject to applicable bankruptcy, reorganization, insolvency, fraudulent transfers, moratorium, and similar laws and legal principles affecting creditors’ rights generally from time to time in effect and to general equitable principles, whether applied in an action at law or in equity), equally and ratably with any other Notes Guarantee, if any, Outstanding; and (c) such other matters as the Trustee may reasonably request; provided that the Opinion of Counsel stating that all conditions precedent, if any, have been complied with, shall not be required for the Initial Notes.

(5)

The Trustee shall not be required to authenticate such Notes if the issue thereof will adversely affect the Trustee’s own rights, duties, indemnities, or immunities under the Securities and the Indenture. Unless otherwise provided in the form of Notes, all Notes shall be dated the date of their authentication.

No Notes shall be entitled to any benefit under the Indenture or be valid or obligatory for any purpose unless there appears on such Notes a certificate of authentication substantially in the form provided for herein executed by the Trustee by manual or facsimile signature of an authorized officer, and such certificate upon any Notes shall be conclusive evidence, and the only evidence, that such Notes have been duly authenticated and delivered thereunder. Notwithstanding the foregoing, if any Note shall have been authenticated and delivered thereunder but never issued and sold by the Issuer, and the Issuer shall deliver such Note to the Paying Agent for cancellation as provided in Section 311, for all purposes of the Indenture such Note shall be deemed never to have been authenticated and delivered thereunder and not be entitled to the benefits of the Indenture.

There will be no proceeds from the issuance of the Light SESA 2nd Lien Notes because the Light SESA 2nd Lien Notes will be issued in connection with the Restructuring Plan.

(c) Release of Property Subject to Lien.

(1)

The Liens granted to the relevant collateral agent by the Issuer and the Guarantor on any Shared Collateral shall be automatically and unconditionally released with respect to the Notes and the Notes Guarantee:

(i)	upon the sale or other disposition of such Shared Collateral (including as part of or in connection with any other sale or other disposition permitted under the Indenture) to any Person (other than the Issuer and the Guarantor) to the extent such sale or other disposition is made in compliance with the terms of the Secured Debt Documents and the Collateral Documents;

(ii)	if the release of such Lien is approved, authorized or ratified in writing by all Secured Debt Representatives and, in the case of the Trustee, acting at the direction of the Holders; or

(iii)	as required to effect any sale or other disposition of Shared Collateral in connection with any exercise of remedies of any collateral agent pursuant to the Collateral Documents.

(2)	Any such release shall not in any manner discharge, affect, or impair the Obligations or any Liens (other than those being released) upon (or obligations (other than those being released) of the Issuer and the Guarantor in respect of) all interests retained by the Issuer and the Guarantor, including the proceeds of any sale, all of which shall continue to constitute part of the Shared Collateral, as applicable, except to the extent otherwise released in accordance with the provisions of the Indenture or the Collateral Documents.

(3)

The Issuer and the Guarantor shall furnish to the Trustee on or prior to any proposed release of Collateral by the Issuer or the Guarantor an Officers’ Certificate certifying and an Opinion of Counsel stating that such release will comply with and that such release has been authorized by, permitted by and made in accordance with the terms of the Indenture and the relevant Collateral Documents and the documents governing the collateral sharing arrangements.

(4)	Upon any discharge of Secured Obligations with respect to any Secured Debt, then such discharged Secured Debt shall automatically no longer be secured by the Liens granted in favor of the relevant collateral agent.

(d) Satisfaction and Discharge.

The Indenture shall be discharged and shall cease to be of further effect (except as to surviving rights or registration of transfer or exchange of the Notes and the rights, powers, trust, duties, immunities and indemnities of the Trustee and the obligations of the Issuer and the Guarantor with respect thereto, as expressly provided for herein) as to all Outstanding Notes, and the Trustee, on demand of and at the expense of the Issuer, shall execute instruments acknowledging satisfaction and discharge of the Indenture, when:

(i)	either:

a.	all Notes theretofore authenticated and delivered (other than (i) lost, stolen or destroyed Notes which have been replaced or paid as provided in Section 307, and (ii) Notes for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Issuer and thereafter repaid to the Issuer or discharged from such trust, as provided in Section 1003) have been delivered to the Paying Agent for cancellation; or

b.	all Notes not theretofore delivered to the Paying Agent for cancellation (i) have become due and payable or (ii) are subject to irrevocable instructions that have been given for redemption within 60 days upon the giving of notice of redemption by the Issuer, and, in each case, the Issuer has irrevocably deposited or caused to be deposited with the Trustee (or its agent) funds and/or U. S. Government Obligations without reinvestment to pay and discharge the entire Debt on the Notes not theretofore delivered to the Paying Agent for cancellation, for principal of, premium, if any, and interest on the Notes to the date of deposit (in the case of Notes that have become due and payable) or to the Maturity or Redemption Date, as the case may be, together with irrevocable instructions from the Issuer directing the Trustee to apply such funds to the payment;

(ii)	the Issuer has paid or caused to be paid all other sums payable under the Indenture and under the Notes, including without limitation any amounts due to the Trustee and the Agents under the Indenture, the Collateral Documents and the Notes (including indemnity payments); and

(iii)	the Issuer has delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that all conditions precedent relating to the satisfaction and discharge of the Indenture have been complied with.

The Guarantor shall be released and relieved of its obligations under the Notes Guarantee in the event that there is a Legal Defeasance of the Notes or upon satisfaction and discharge of the Indenture, provided that such transaction is carried out pursuant to, and in accordance with, the applicable provisions of the Indenture.

(e) Statement of Compliance; Notices of Certain Events.

The Issuer and the Guarantor shall furnish (or in lieu of furnishing, make accessible electronically with notice to the Trustee) to the Trustee and, upon request, the Holders of the Notes: (i) promptly upon such financial statements becoming available, but in any event within 120 calendar days after the end of each fiscal year of Guarantor copies of its audited financial statements (on a consolidated basis) in respect of such fiscal year (including a profit and loss account, balance sheet and cash flow statement), in English, prepared in accordance with IFRS and a report thereon by Guarantor’s certified independent public accountants; and (ii) within 60 calendar days after the end of each of the first three fiscal quarters of the Issuer and the Guarantor, copies of its unaudited financial statements (on a consolidated basis) in respect of the relevant period (including a profit and loss account, balance sheet and cash flow statement), in English, prepared on a basis consistent with the audited financial statements of the Guarantor, and in accordance with IFRS and a “limited” review report (revisão limitada) thereon by the Guarantor’s certified independent public accountants, along with a declaration executed by the directors of the Issuer, in accordance with its Bylaws, certifying: (i) that the provisions of the Indenture remain valid; and (ii) that no event of default has occurred (or, if there has been an event of default, specifying each such event of default and the nature and status thereof) and the Issuer and the Guarantor are in compliance with their respective obligations under the Indenture and the Collateral Documents. The Issuer and the Guarantor shall furnish or cause to be furnished to the Trustee all notices of shareholders’ meetings and other public reports and public communications that are filed with any stock exchange, in the language required by such stock exchange. The Trustee shall have no duty with respect to such reports, information and documents, other than to place them in its file (except when available on the Issuer’s website) and make them available for inspection by Holders upon request. Delivery of such reports, information and documents to the Trustee shall be for informational purposes only and the Trustee’s receipt of such shall not constitute constructive or actual knowledge or notice of any information contained therein or determinable from information contained therein, including the Issuer’s and the Guarantor’s compliance with any of the covenants contained in the Indenture (as to which the Trustee will be entitled to conclusively rely upon an Officers’ Certificate). In the event documents are uploaded to the Issuer’s website and deemed delivered to the Holders and the Trustee, the Trustee will not be responsible for ensuring that (i) the documents have in fact been uploaded in a time manner or at all or (ii) are freely available for downloading or viewing without password access or any paywall.

The Issuer shall notify the Trustee within 1 (one) Business Day from its knowledge of the occurrence of any act or fact that causes the Issuer’s financial statements to no longer reflect its real and current economic and financial condition.

The Guarantor or the Issuer shall deliver to the Trustee, within one (1) Business Day after an Officer of the Guarantor or the Issuer obtains actual knowledge of any Default or Event of Default, if such Default or Event of Default is continuing, written notice in the form of an Officers’ Certificate of such Default or Event of Default, its status and what action the Issuer is taking or proposes to take with respect thereto.

9.	Other obligors.

Other than the Applicants, no other person is an obligor with respect to the Securities.

Contents of application for qualification. This application for qualification comprises:

(a)	Pages numbered 1 to 26, consecutively.

(b)	The statement of eligibility and qualification on Form T-1 of The Bank of New York Mellon, as trustee, under each of the Indentures to be qualified.

(c)	The following exhibits in addition to those filed as a part of the statement of eligibility and qualification of the Trustee.

Exhibit T3A-1*	Not applicable.

Exhibit T3B-1*	Articles of Association of Light Energia.

Exhibit T3B-2*	Articles of Association of Light.

Exhibit T3B-3*	Articles of Association of Light SESA.

Exhibit T3C-1*	Form of Light Energia Notes Indenture

Exhibit T3C-2*	Form of Light Units Indenture

Exhibit T3C-3*	Form of Default Option Notes Indenture

Exhibit T3C-4*	Form of Light SESA 1st Lien Notes Indenture

Exhibit T3C-5*	Form of Light SESA 2nd Lien Notes Indenture

Exhibit T3D	Court Order

Exhibit T3E-1*	English translation of the Restructuring Plan.

Exhibit T3F*	A cross reference sheet showing the location in each Indenture of the provisions inserted therein pursuant to section 310 through 318(a), inclusive, of the Act.

Exhibit 25.1*	Statement of eligibility and qualification of the Trustee on Form T-1.

*	Filed herewith.

SIGNATURES

Pursuant to the requirements of the Trust Indenture Act of 1939, each of the applicants below have duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, in Brazil on December 6, 2024.

Light S.A. – em Recuperação Judicial

Attest:	/s/ Carlos Vinicius de Sa Roriz	By:	/s/ Rodrigo Tostes Solon de Pontes
Name:	Carlos Vinicius de Sa Roriz		Name:	Rodrigo Tostes Solon de Pontes
			Title:	Chief Financial Officer and Investor Relations Officer

Light Serviços de Eletricidade S.A.

Attest:	/s/ Carlos Vinicius de Sa Roriz	By:	/s/ Rodrigo Tostes Solon de Pontes
Name:	Carlos Vinicius de Sa Roriz		Name:	Rodrigo Tostes Solon de Pontes
			Title:	Chief Investor Relations Officer

Light Energia S.A.

Attest:	/s/ Carlos Vinicius de Sa Roriz	By:	/s/ Rodrigo Tostes Solon de Pontes
Name:	Carlos Vinicius de Sa Roriz		Name:	Rodrigo Tostes Solon de Pontes
			Title:	Chief Investor Relations Officer